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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 DELRAN PARKWAY, SUITE B
(No. and Street)

DELRAN	NJ	08075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ADAM PAGLIONE 856-393-1919
(Area Code – Telephone Number)

SEC Mail Processing
Section

FEB 25 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE	PRINCETON	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ADAM PAGLIONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCG SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Sylvia M. King (2370045)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

Public Report

BCG SECURITIES, INC.

Financial Statements

December 31, 2009 and 2008

With Independent Auditors' Report

BCG Securities, Inc.
Table of Contents
December 31, 2009 and 2008

	Page(s)
Independent Auditors' Report	1
Statements of Financial Condition	2
Notes to Financial Statements	3-5
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption from Rule 15c3-3	6-7

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
BCG Securities, Inc.

We have audited the statements of financial condition of BCG Securities, Inc. as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

Princeton, New Jersey
February 16, 2010

BCG Securities, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

Assets	**2009**	**2008**
Cash and cash equivalents	$ 561,680	$ 761,538
Restricted cash	25,000	25,000
Commissions receivable	331,875	302,146
Other receivables	2,436	5,400
Prepaid expenses	53,859	50,659
Total current assets	974,850	1,144,743
Due from related parties	--	61,188
Other assets	3,212	3,212
	$ 978,062	$ 1,209,143

Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$ 357,430	$ 386,432
Accrued expenses	25,206	30,933
Due to related parties	37,773	--
Total liabilities	420,409	417,365
Stockholders' equity:		
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500	27,500
Additional paid-in capital	77,200	77,200
Retained earnings	719,853	953,978
	824,553	1,058,678
Less: 92,000 shares of treasury stock at cost	(266,900)	(266,900)
Total stockholders' equity	557,653	791,778
	$ 978,062	$ 1,209,143

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Nature of Business Operations
BCG Securities, Inc. (the "Company") was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company brokers securities transactions for investment mutual funds, for customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies and individuals located in the Northeast United States.

Commissions Receivable
Commissions receivable represents amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged, to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2009 and 2008.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Disclosures About Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, restricted cash, commissions receivable, accounts payable, commissions payable, and accrued expenses approximate fair value due to the short maturity of these items.

Revenue Recognition
Commission income and related expenses are recorded on a trade date basis

Cash Equivalents
Cash and cash equivalents, consists of cash and highly liquid instruments with an original maturity of three months or less when purchased.

Computer Equipment
Equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation is computed based on an estimated useful life of 3 years. All equipment is fully depreciated.

Business Concentrations
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe the Company is exposed to any significant credit risk on its cash balances.

Income Taxes
The Company has elected S corporation status, for federal and state purposes, effective January 1, 2000. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur significant income tax obligations.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

2. Restricted Cash

The Company maintains a depository account with its clearing brokers, in the amount of $25,000 at December 31, 2009 and 2008 pursuant to its clearing agreements.

3. Related Party Transactions

The Company has entered into an agreement with its affiliated company that provides for an allocation of shared expenses. At December 31, 2009 and 2008 the Company had a net payable of $37,773 and a net receivable of $61,188, respectively. Lease commitments for equipment and building are in the Company's parent's name. The building commitment expires December 31, 2013 pursuant to a lease extension executed on July 20, 2005.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2009, the Company had net capital of $430,308, which was $402,281 in excess of its required minimum net capital of $28,027. Also, at December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was .98 to 1.0.

5. Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of commissions receivable.

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2009 and 2008, the Company had no significant concentration of credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

6. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7. Subsequent Events

The Company evaluated subsequent events through February 16, 2010, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require disclosure in the financial statements.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
BCG Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedule of BCG Securities, Inc. as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of BCG Securities, Inc, to achieve all the divisions of duties and crosschecks generally included in internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

Princeton, New Jersey
February 16, 2010